July 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re: Medigus Ltd.

Registration Statement on Form F-1 (Registration No. 333-225610), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Medigus Ltd. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on July 18, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Title:	Mark W. Viklund Chief Executive Officer